Exhibit 99.47

Consent of Mark Petersen

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with, mineral reserve and resource estimates for the New Afton Project, Mesquite Mine, Peak Gold Mines, Cerro San Pedro Mine, Rainy River Project, Blackwater Project and El Morro Project, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2013, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 28th th day of March, 2014

“Mark Petersen”
Name:	Mark Petersen
Title:	P. Eng., and Vice President, Exploration of New Gold Inc.